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                                                 File No. 70-9121

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                         AMENDMENT NO.3

                          TO FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    Monongahela Power Company
                    1310 Fairmont Avenue
                    Fairmont, WV  26554

                    The Potomac Edison Company
                    10435 Downsville Pike
                    Hagerstown, MD  21740-1766





(Name of company or companies filing this statement and addresses of principal executive offices)


                         Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740



(Name and address of agent for service)


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1.   Applicants  hereby  amend Item No.  1.  Description  of

     Proposed Transaction by adding the following to the end

     thereof:



Compliance with Rule 54



     Rule 54 provides that in determining whether to approve

certain  transactions  other  than  those  involving  exempt wholesale  generators ("EWGs") or foreign utility  companies

("FUCOs"),  as defined in the 1935 Act, the Commission  will not consider the effect of the capitalization of earnings of any  subsidiary which an EWG or FUCO if Rule 53(a), (b)  and

(c)  are satisfied.  The requirements of Rule 53(a), (b) and

(c) are satisfied.



      Rule 53(a)(1):  The parent company of Monongahela  and

Potomac  Edison,  Allegheny Energy, Inc.,  has  an  indirect

subsidiary  (AYP  Energy, Inc.)  that  is  an  EWG.   As  of

September  30,  1997,  Allegheny Energy,  Inc.  through  its subsidiary,  AYP Capital, Inc. had invested  $18,625,195  in

AYP Energy, Inc.  This investment represents less than 2% of

the  average  of  the  consolidated  retained  earnings   of

Allegheny  Energy, Inc. reported on Form 10-K or Form  10-Q,

as  applicable,  for  the  four consecutive  quarters  ended

September 30, 1997.



      Rule  53(a)(2):  AYP Energy, Inc. will maintain  books

and  records  and  make  available  the  books  and  records required by Rule 53(a)(2).



     Rule 53(a)(3):  No more than 2% of the employees of the

public utility subsidiaries of Allegheny Energy, Inc.  will,

at  any one time, directly or indirectly, render services to

AYP Energy, Inc.

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      Rule  53(a)(4):  Allegheny Energy, Inc. will submit  a

copy  of Item 9 and Exhibits G and H of Form U5S to each  of the  public service commissions having jurisdiction over the retail rates of its public utility subsidiaries.



      Rule 53(b)(1) :  Neither Allegheny Energy, Inc nor any

subsidiary  of Allegheny Energy, Inc is the subject  of  any pending bankruptcy or similar proceeding.



       Rule   53(b)(2):  Allegheny  Energy,  Inc's   average

consolidated  retained earnings for  the  four  most  recent quarterly  periods ($1,012,694,000) represented an  increase

of   approximately  $26,004,000  (or  3%)  in  the   average

consolidated  retained  earnings  from  the  previous   four

quarterly periods ($986,690,000).



      Rule  53(b)(3):  For the twelve months ended September

30,  1997,  there  were  losses attributable  to  direct  or indirect  investments  in EWGs or FUCOs  in  the  amount  of

$13,171,368 (AYP Energy).



      Rule  53(c):  Rule 53(c) is inapplicable  because  the

requirements of Rule 53(a) and (b) have been satisfied.





2.   Applicants hereby amend Item No. 3 Applicable Statutory

Provisions  by deleting it in its entirety and  substituting the following therefor:



           The  Companies are informed by counsel  that

     the  proposed  transactions  may  be  subject   to

     Sections 6(a) and 7 of the Public Utility  Holding

     Company Act of 1935.

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3.   Applicants hereby amend Item 4 Regulatory Approval by

deleting it in its entirety and substituting the following

therefor:



           The proposed financing transactions will  be

     authorized  by the Public Utilities Commission  of

     Ohio,  as to Monongahela's participation;  by  the

     Public  Utility Commission of Pennsylvania  as  to

     such  participation by West Penn; and by the State

     Corporation Commission of Virginia and the  Public

     Service  Commission  of  Maryland  as  to  Potomac

     Edison's  participation and are  therefore  exempt

     under  Rule  52(a).  The Public Service Commission

     of  West Virginia does not have jurisdiction  over

     the financing aspects of the transaction. However,

     it does have jurisdiction over the transfer of any

     interest  in  the facilities that act as  security

     for  the  notes.   Therefore, the  Securities  and

     Exchange  Commission  has  jurisdiction  over  the

     participation  by Monongahela and  Potomac  Edison

     insofar  as  the transfer of any interest  in  the

     facilities  is  concerned.  No regulatory  agency,

     other than those named, has jurisdiction over  the

     proposed transactions.



4.   Applicants  hereby  amend  Item  No.  6  Exhibits   and

     Financial Statements by filing herewith the following:



          (a)  Exhibits

               D-1       Potomac Edison's Application to the
                         Maryland Public Service Commission.

               D-4       Potomac Edison's Application to the
                         Virginia State Corporation
                         Commission.

               D-5       No-Action Letter of the Public Service
                         Commission of West Virginia
                         regarding Monongahela's and Potomac
                         Edison's Application.


                                                               3



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                D-6       Order of the Maryland Public Service Commission.

                D-8       Order of the Pennsylvania Public Utility
                          Commission.

                D-9       Order of the Virginia State Corporation
                          Commission.

                                                                4


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                         SIGNATURE


      Pursuant  to  the requirements of the  Public  Utility

Holding Company Act of 1935, the undersigned companies  have duly  caused this statement to be signed on their behalf  by the undersigned thereunto duly authorized.

                              MONONGAHELA POWER COMPANY


                              By    /s/ Robert R. Winter
                                        Robert R. Winter
                                   Vice President, Legal Services


                              THE POTOMAC EDISON COMPANY


                              By   /s/ Robert R. Winter
                                       Robert R. Winter
                                  Vice President, Legal Services





Dated:  December 19, 1997


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